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   	              SECURITIES AND EXCHANGE COMMISSION
	                       WASHINGTON, D.C. 20549

	                        AMENDED SCHEDULE 13 G

	             Under the Securities Exchange Act of 1934


                           S.Y. BANCORP, INC.
------------------------------------------------------------------
                           (Name of Issuer)


                      Common Stock, no par value
------------------------------------------------------------------
                    (Title of Class of Securities)


                              785060104
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                            (CUSIP Number)

	Check the following box if a fee is being paid with this statement [ ].
1. Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons. Stock Yards Bank & Trust Company 61-0354170.

2. Check the Appropriate Row if a Member of a Group
	(a)____________________
	(b)___________X________

3. SEC Use Only_________________________________________________

4. Citizenship or Place of Organization-----Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power------------------299,807
6. Shared Voting Power-----------------43,249
7. Sole Dispositive Power-------------249,296
8. Shared Dispositive Power------------43,249
9. Aggregate Amount Beneficially Owned by Each Reporting
    Person-----------------------------376,272
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)
11.Percent of Class Represented by Amount in Row 9------11.6%
12.Type of Reporting Person-------------------------------BK


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Item 1.(a)Names of Issuer------S.Y. Bancorp, Inc.

Item 1.(b)Address of Issuer's Principal Executive Offices

		1040 East Main Street Louisville, KY 40206

Item 2.(a)Name of Person Filing

		Stock Yards Bank & Trust Company

Item 2.(b)Address of Principal Business Office, or if None, Residence

		Same as 1(b)

Item 2.(c)Citizenship

		A Kentucky Corporation

Item 2.(d)Title of Class of Securities

		Common Stock

Item 2.(e)CUSIP Number

		785060104

Item 3.If this statement is filed pursuant to Rule 13d-1(b), or
		13d-2(b), check whether the person filing is a:

	(b)[X]	Bank as defined in Section 3(a)(6) of the Act

Item 4.Ownership

	(a)Amount Beneficially Owned as of December 31, 1996:

The Bank, in its various fiduciary capacities as agent, personal representative, custodian and trustee, is the beneficial owner (as that term is defined in Rule 13d-3) of 376,272 shares of the Common Stock, no par value, of S.Y. Bancorp, Inc., the Bank's parent company.

	(b)Percent of Class:--------11.6%

	(c)Number of shares as to which such person has:
	(i)  sole power to vote or to direct the vote--------299,807
	(ii) shared power to vote or to direct the vote-------43,249
 (iii)sole power to dispose or to direct the disposition of
                                                      249,296
 (iv) shared power to dispose or to direct the disposition of
                                                       43,249

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Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities held by the Bank in its various fiduciary capacities.

Item 7.	Identification and Classification of the Subsidiary Which

Acquired the Security Being Reported on by the Parent Holding
Company

		Not Applicable.

Item 8.	Identification and Classification of Members of the Group

		Not Applicable.

Item 9.	Notice of Dissolution of Group

		Not Applicable.

Item 10.Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997            		STOCK YARDS BANK & TRUST COMPANY



			                            	By:  ________________________
                                          David H. Brooks
                           				            Chairman and
				                                 Chief Executive Officer